UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission file number: 001-41656

Jayud Global Logistics Limited

(Translation of registrant’s name into English)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Information contained in this report

Resignation of Director and Officer and Appointment of Director

Resignation of Director and Officer

On April 22, 2026, Mr. Dun Zhao resigned as a director and the Chief Marketing Officer of Jayud Global Logistics Limited (the “Company”). Mr. Zhao has confirmed that there were no disagreements between him and the Company regarding any matter relating to the Company’s operations, policies, practices or his role as a director and the Chief Marketing Officer, and his resignation was made of his own free will without any coercion or inducement.

Appointment of Director

On April 22, 2026, the board of directors of the Company (the “Board”) approved the appointment of Mr. Liqiang Xie, age 52, as an independent director of the Company, effective April 23, 2026. Mr. Xie accepted the position.

Mr. Xie is a seasoned executive in the international logistics sector with extensive experience in the end-to-end management of international sea and air freight. Since 2023, Mr. Xie has served as Managing Director of Harvest Logistics Ltd. From 2005 to 2023, he served as Managing Director of Roger Logistics Limited. From 2002 to 2004, Mr. Xie was Deputy General Manager of Shenzhen Xunda International Freight Forwarding Co., Ltd. Prior to that, from 1999 to 2001, he served as Supervisor of the Shenzhen Office of Canada Winport Air Cargo, and from 1997 to 1999, he worked in the Marketing Department of the Shenzhen Branch of Civil Aviation Express. Mr. Xie received a bachelor’s degree in Industrial Foreign Trade from Zhongnan University, where he studied from 1993 to 1997. Throughout his career, he has led initiatives including the establishment of multinational logistics networks, supply chain cost optimization, and the implementation of cross-border logistics projects.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2026

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
	Name	Xiaogang Geng
	Title:	Chief Executive Officer

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